SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Pinstripes Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

06690B107

(CUSIP Number)

December 29, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 06690B107	Page 2 of 23

1	Names of reporting persons BPR Cumulus LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9% (2)
12	Type of reporting person (see instructions): OO

(1)	In its capacity as the direct owner of 2,759,932 shares of common stock, par value $0.01 per share (“Common Stock”) of the Issuer.
(2)

All calculations of percentage ownership herein are based on a total of 39,918,036 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s Form 8-K filed with the SEC on January 5, 2024.

CUSIP No. 06690B107	Page 3 of 23

1	Names of reporting persons BPR OP, LP
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): PN

(1)	Solely in its capacity as managing member of BPR Cumulus LLC.

CUSIP No. 06690B107	Page 4 of 23

1	Names of reporting persons BPR Real Estate Holding II LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): OO

(1)	Solely in its capacity as general partner of BPR OP, LP.

CUSIP No. 06690B107	Page 5 of 23

1	Names of reporting persons BPR Real Estate Holding I LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): OO

(1)	Solely in its capacity as shareholder of BPR Real Estate Holding II LLC.

CUSIP No. 06690B107	Page 6 of 23

1	Names of reporting persons Brookfield Properties Retail Holding LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): OO

(1)	Solely in its capacity as shareholder of BPR Real Estate Holding I LLC.

CUSIP No. 06690B107	Page 7 of 23

1	Names of reporting persons BPI Property Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): CO

(1)	Solely in its capacity as shareholder of Brookfield Properties Retail Holding LLC.

CUSIP No. 06690B107	Page 8 of 23

1	Names of reporting persons BPR FIN I Subco Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): CO

(1)	Solely in its capacity as shareholder of BPI Property Inc.

CUSIP No. 06690B107	Page 9 of 23

1	Names of reporting persons BPR FIN II Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): CO

(1)	Solely in its capacity as shareholder of BPI Property Inc.

CUSIP No. 06690B107	Page 10 of 23

1	Names of reporting persons BPR Holding REIT I LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): OO

(1)	Solely in its capacity as shareholder of BPR FIN II Inc.

CUSIP No. 06690B107	Page 11 of 23

1	Names of reporting persons Brookfield Property L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Bermuda

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): PN

(1)	Solely in its capacity as shareholder of BPR Holding REIT I LLC.

CUSIP No. 06690B107	Page 12 of 23

1	Names of reporting persons Brookfield Property Partners L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Bermuda

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): PN

(1)	Solely in its capacity as managing general partner of Brookfield Property L.P.

CUSIP No. 06690B107	Page 13 of 23

1	Names of reporting persons Brookfield Property Partners Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Bermuda

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): CO

(1)	Solely in its capacity as general partner of Brookfield Property Partners L.P.

CUSIP No. 06690B107	Page 14 of 23

1	Names of reporting persons Brookfield Corporation
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Ontario, Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): CO

(1)	Solely in its capacity as indirect sole shareholder of Brookfield Property Partners Limited.

CUSIP No. 06690B107	Page 15 of 23

1	Names of reporting persons BAM Partners Trust
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Ontario, Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 2,759,932 (1)
	7	Sole dispositive power: 0
	8	Shared dispositive power: 2,759,932 (1)

9	Aggregate amount beneficially owned by each reporting person: 2,759,932 (1)
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 6.9%
12	Type of reporting person (see instructions): OO

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Corporation.

CUSIP No. 06690B107	Page 16 of 23

ITEM 1.	ISSUER

(a) Name of Issuer:

Pinstripes Holdings, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

400 Skokie Blvd., Suite 820, Northbrook, IL 60062.

ITEM 2.	FILING PERSON

(a)-(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1)	BPR Cumulus LLC, a Delaware limited liability company (“BPR Cumulus”), in its capacity as direct owner of 2,759,932 shares of Common Stock;

(2)	BPR OP, LP, a Delaware limited partnership (“BPR OP”), in its capacity as managing member of BPR Cumulus;

(3)	BPR Real Estate Holding II LLC, a Delaware limited liability company (“BPR Real Estate II”), in its capacity as general partner of BPR OP;

(4)	BPR Real Estate Holding I LLC, a Delaware limited liability company (“BPR Real Estate I”), in its capacity as shareholder of BPR Real Estate II;

(5)	Brookfield Properties Retail Holding LLC, a Delaware limited liability company (“Retail Holding”), in its capacity as shareholder of BPR Real Estate I;

(6)	BPI Property Inc., a Delaware corporation (“BPI Property Inc.”), in its capacity as a shareholder of Retail Holding;

(7)	BPR FIN I Subco Inc., a Delaware corporation (“BPR Fin I”), in its capacity as a shareholder of BPI Property Inc.;

(8)	BPR FIN II Inc., a Delaware corporation (“BPR Fin II”), in its capacity as a shareholder of BPI Property Inc.;

(9)	BPR Holding REIT I LLC, a Delaware limited liability company (“BPR Holding REIT”), in its capacity as shareholder of BPR Fin II;

(10)	Brookfield Property L.P., a Bermuda exempted limited partnership (“BPY OP”), in its capacity as shareholder of BPR Holding REIT;

(11)	Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY”), in its capacity as managing general partner of BPY OP;

(12)	Brookfield Property Partners Limited, a Bermuda corporation (“BPY GP”), in its capacity as general partner of BPY;

(13)	Brookfield Corporation, an Ontario corporation (“BN”), in its capacity as indirect sole shareholder of BPY GP; and

(14)	BAM Partners Trust, a trust established under the laws of Ontario (“BN Partnership”), in its capacity as the sole owner of Class B Limited Voting Shares of BN.

The principal business address for BPR Cumulus, BPR OP, BPR Real Estate II, BPR Real Estate I and Retail Holding is: 350 N Orleans St., Suite 300, Chicago, IL 60654.

CUSIP No. 06690B107	Page 17 of 23

The principal business address for BPI Property Inc., BPR Fin I, BPR Fin II and BPR Holding REIT is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281.

The principal business address for BPY OP, BPY and BPY GP is 73 Front Street, 5th Floor, Hamilton, HM12, Bermuda.

The principal business address for BN and BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, Toronto, ON M5J 2T3.

(d) Title of Class of Securities:
Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number:
06690B107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

(a)-(c) Amount beneficially owned, percent of class, number of shares as to which each person has sole or shared power to vote or direct the vote; sole or shared power to dispose or direct the disposition of:

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

BPR Cumulus directly holds 2,759,932 shares of the Issuer’s Common Stock. Such amount excludes 742,594 shares of Common Stock issuable upon the vesting and conversion of class B common stock of the Issuer upon the achievement of certain stock price and/or EBITDA thresholds during the applicable earnout period. The class B common stock will also vest and convert into Common Stock in connection with certain change of control transactions with respect to the Issuer if applicable stock price and/or EBITDA thresholds are met during the applicable earnout period.

BPR OP, in its capacity as managing member of BPR Cumulus, has the ability to direct the management of BPR Cumulus’ business, including the power to direct the decisions of BPR Cumulus regarding the vote and disposition of securities held by BPR Cumulus; therefore, BPR OP may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPR Real Estate II, in its capacity as general partner of BPR OP, has the ability to direct the management of BPR OP’s business, including the power to direct the decisions of BPR OP regarding the vote and disposition of securities held by BPR Cumulus; therefore, BPR Real Estate II may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

CUSIP No. 06690B107	Page 18 of 23

BPR Real Estate I, in its capacity as shareholder of BPR Real Estate II, has the ability to appoint and remove the directors and direct the management of the business of BPR Real Estate II. As such, BPR Real Estate I has the power to direct the decisions of BPR Real Estate II; therefore, BPR Real Estate I may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

Retail Holding, in its capacity as shareholder of BPR Real Estate I, has the ability to appoint and remove the directors and direct the management of the business of BPR Real Estate I. As such, Retail Holding has the power to direct the decisions of BPR Real Estate I; therefore, Retail Holding may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPI Property Inc., in its capacity as shareholder of Retail Holding, has the ability to appoint and remove the directors and direct the management of the business of Retail Holding. As such, BPI Property Inc. has the power to direct the decisions of Retail Holding; therefore, BPI Property Inc. may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPR Fin I, in its capacity as a shareholder of BPI Property Inc., has the ability to appoint and remove the directors and direct the management of the business of BPI Property Inc. As such, BPR Fin I has the power to direct the decisions of BPI Property Inc.; therefore, BPR Fin I may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPR Fin II, in its capacity as a shareholder of BPI Property Inc., has the ability to appoint and remove the directors and direct the management of the business of BPI Property Inc. As such, BPR Fin II has the power to direct the decisions of BPI Property Inc.; therefore, BPR Fin II may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPR Holding REIT, in its capacity as shareholder of BPR Fin II, has the ability to appoint and remove the directors and direct the management of the business of BPR Fin II. As such, BPR Holding REIT has the power to direct the decisions of BPR Fin II; therefore, BPR Holding REIT may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPY OP, in its capacity as shareholder of BPR Holding REIT, has the ability to appoint and remove the directors and direct the management of the business of BPR Holding REIT. As such, BPY OP has the power to direct the decisions of BPR Holding REIT; therefore, BPY OP may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPY, in its capacity as managing general partner of BPY OP, has the ability to direct the management of BPY OP’s business, including the power to direct the decisions of BPY OP regarding the vote and disposition of securities held by BPR Cumulus; therefore, BPY may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BPY GP, in its capacity as general partner of BPY, has the ability to direct the management of BPY’s business, including the power to direct the decisions of BPY regarding the vote and disposition of securities held by BPR Cumulus; therefore, BPY GP may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BN, in its capacity as indirect sole shareholder of BPY GP, has the ability to appoint and remove certain directors of BPY GP, and, as such, may indirectly control the decisions of BPY GP regarding the vote and disposition of securities held by BPR Cumulus; therefore, BN may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

BN Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of BN, has the ability to appoint and remove certain directors of BN and, as such, may indirectly control the decisions of BN regarding the vote and disposition of securities held by BPR Cumulus; therefore, BN Partnership may be deemed to have indirect beneficial ownership of the Common Stock held by BPR Cumulus.

CUSIP No. 06690B107	Page 19 of 23

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the

Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Common Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of 39,918,036 shares of the Issuer’s Common Stock outstanding, as disclosed in the Issuer’s Form 8-K filed with the SEC on January 5, 2024.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 06690B107	Page 20 of 23

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2024	BPR CUMULUS LLC
	By:	BPR OP, LP
	Its:	Managing Member

	By:	BPR Real Estate Holding II LLC
	Its:	General Partner

	By:	/s/ Jonathan Kramer
		Name:	Jonathan Kramer
		Title:	Authorized Signatory

BPR OP, LP
	By:	BPR Real Estate Holding II LLC
	Its:	General Partner

	By:	/s/ Jonathan Kramer
		Name:	Jonathan Kramer
		Title:	Authorized Signatory

BPR REAL ESTATE HOLDING II LLC

	By:	/s/ Jonathan Kramer
		Name:	Jonathan Kramer
		Title:	Authorized Signatory

BPR REAL ESTATE HOLDING I LLC

	By:	/s/ Jonathan Kramer
		Name:	Jonathan Kramer
		Title:	Authorized Signatory

BROOKFIELD PROPERTIES RETAIL HOLDING LLC

	By:	/s/ Jonathan Kramer
		Name:	Jonathan Kramer
		Title:	Authorized Signatory

CUSIP No. 06690B107	Page 21 of 23

BPI PROPERTY INC.

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Senior Vice President

BPR FIN I SUBCO INC.

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Senior Vice President

BPR FIN II INC.

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Senior Vice President

BPR HOLDING REIT I LLC

By:	/s/ Michelle Campbell
	Name:	Michelle Campbell
	Title:	Senior Vice President

BROOKFIELD PROPERTY L.P.
By:	Brookfield Property Partners L.P.
Its:	Managing General Partner

By:	Brookfield Property Partners Limited
Its:	General Partner

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

CUSIP No. 06690B107	Page 22 of 23

BROOKFIELD PROPERTY PARTNERS L.P.
By:	Brookfield Property Partners Limited
Its:	General Partner

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST
By:	BAM Class B Partners Inc.
Its:	Trustee

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Secretary

CUSIP No. 06690B107	Page 23 of 23

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.